UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 24, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: April 24, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer

**TIM S.A.**
Publicly-Held Company
Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11
Corporate Registry (NIRE): 33.300.324.631

# MATERIAL FACT

## Presentation of value creation related to the purchase of Oi's mobile assets

TIM S.A., ("TIM" or "Company") (B3: TIMS3; NYSE: TIMB), pursuant to Article 157 of Law No. 6404 and the provisions of CVM Resolution No. 44, and in continuity with the Material Facts published on March 10th, 2020, July 18th, 2020, July 27th, 2020 and August 7th, 2020, September 7th, 2020, December 14th, 2020, January 29th, 2021, January 31st, 2022, February 09th, 2022, April 13th, 2022 and April 20th, 2022 informs its shareholders and the market in general what follows:

As already informed in the Material Fact disclosed on April 20th, 2022, tomorrow, on April 25th, 2022, the Company will hold a conference call with the market at 10:00 am (BRT), based on the attached presentation, only in English, to present the positive effects of the Transaction and the details of this transformational movement for the Company and for the telecommunications sector in Brazil. The connection information was made available on the Company's Investor Relations website (https://ri.tim.com.br).

The Company will keep its shareholders and the market in general duly informed of material facts related to this Transaction, pursuant to CVM Resolution No. 44 and applicable legislation.

Rio de Janeiro, April 24th, 2022.

**TIM S.A.**
Camille Loyo Faria
Chief Financial Officer and
Investor Relations Officer

# Oi CLOSING

**APRIL 2022**



TIMB
LISTED
NYSE

TIMS
B3 LISTED NM
ISE B3

# DISCLAIMER

This presentation **contains declarations that constitute forward-looking statements** regarding the intent, belief or current expectations of value creation, customer base dynamics, estimates regarding future financial results and other aspects of the activities.

Such **forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those projected** as a result of various factors.

**Analysts and investors are cautioned not to place undue reliance on those forward-looking statements,** which speak only as of the date of this presentation. TIM S.A. undertakes no obligation to release publicly the results of any revisions to these forward-looking statements, those do not represent necessarily a formal guidance.

**Financial figures are presented considering impacts from IFRS 16 adoption, unless otherwise indicated.**
Normalized numbers in this presentation are adjusted by the effects described in footnotes.

# Transaction overview

***Overall value creation for TIM of***

## R$16-19bln

*coming from commercial and infrastructure related synergies*

## What we are getting...

### Subscriber base
(as of dropdown date)

**+16.4 mln**
(40% of Oi's mobile customer base)

**Acquired customer base mix**

| ~44% | ~56% |
|---|---|
| Postpaid[1] | Prepaid |

### Spectrum & Sites

**+49 MHz** (54% of Oi's spectrum)

**Spectrum bands acquired**

| 900 MHz | 1,800 MHz | 2,100 MHz | 2,600 MHz |
|---|---|---|---|

**+2.8 k** net additional sites (after optimization)

## How much we are paying...

### Adjusted Price[4]
**R$ 6.98 bln**

### Network Capacity Contract[2]
**~R$ 476 mln** NPV of 10-year contract to provide transport network capacity

### Amount disbursed[5]
**R$ 6.35 bln**

### Transition Service Agreement (TSA)[3]
**~R$ 251 mln** Temporary contract to supply subscriber base management and NOC maintenance services

1) Includes M2M lines
2) Take-or-pay contract that will not be consider as debt. Contract provisions a progressive reduction of pre-determined circuits.
3) TSA has a 12-month duration and was adjusted to disregard recharge services.

4) Adjusted price includes changes foreseen in the SPA and a net cash position of R$ 51 million. Oi may be entitled to receive up to R$ 230 million from TIM, subject to the achievement of certain targets until March 31, 2023.
5) Difference from adjusted price refers to amount retained (R$ 634 million)

1. Relevance of the transaction for TIM
2. Value creation
3. Impacts on leverage
4. Customer journey during the transition
5. Regulatory conditions



# 1 THE ACQUISITION IS A GAME CHANGER FOR TIM



## A new TIM is emerging from the deal better positioned to be a robust national player...

TIM`s national market share (dec/21):

**from ~20%** **to ~27%**



13.1%
21.2%
Pre Deal
Post Deal
23.3%
26.5%
Pre Deal
Post Deal
11.2%
26.8%
Pre Deal
Post Deal
18.2%
25.0%
Pre Deal
Post Deal
RJ
20.8%
34.7%
Pre Deal
Post Deal
SP
18.9%
25.7%
Pre Deal
Post Deal
RS
6.0%
18.9%
Pre Deal
Post Deal
31.5%
36.8%
Pre Deal
Post Deal

The incorporated customer base strategically **complements TIM's presence in regions with lower market share,** improving our competitiveness in such markets.

**Level playing field for TIM as a solid national player, changing the CUSTOMER EXPERIENCE GAME**

# 1 THE ACQUISITION IS A GAME CHANGER FOR TIM

## ... and leader in spectrum CAPACITY and COVERAGE



Spectrum per subs[1]
4.1
3.3
3.6
TIM
P1
P2

**Reshaping Spectrum Capacity**

**2.4x** more spectrum[1]

**Improving Coverage**

**+10%** mobile sites[2]



*The acquired infrastructure will allow TIM to have the **broadest coverage in the country.***

***#1 in cities covered***

***#1 in population served***

(1) Considers total spectrum after Oi acquisition plus 2021 spectrum auction excluding 26Ghz and dec/21 customer base.
(2) Increase in mobile sites is net of decommissioning.

**Level playing field for TIM as a solid national player, changing the CUSTOMER EXPERIENCE GAME**

# 2 SIGNIFICANT VALUE CREATION FROM THE DEAL

**Current estimates[1] indicate an overall value creation for TIM of R$ 16 -19 bln (NPV) of which 45% captured until 2030**

| | | Value Creation Drivers | Value Creation NPV[2] | Time to Start Materializing |
|---|---|---|---|---|
| 2a | **Commercial Related** | ◦ Increased scale and fixed cost dilution<br>◦ Migration to more sustainable churn levels<br>◦ Shift in competitive dynamics: customer experience as a key differentiator<br>◦ Creation of new revenue opportunities | **R$ 4 - 5 bln** | Immediate benefit from increased scale<br>6-12 months to start materially benefiting from additional effects |
| 2b | **Infrastructure Related** | ◦ Network CAPEX and OPEX savings from additional spectrum availability<br>◦ Relevant site overlap allowing for significant OPEX/leasing synergies | **R$ 12 – 13 bln** | Additional spectrum allows for savings shortly after closing |
| 2c | **Additional Upsides** (not yet included in 22-24 strategic plan) | ◦ Tax Effects | **~R$ 0.7 bln** | After transition phase |
| | | ◦ Accelerated site decommissioning | **~R$ 0.3 bln** | Decommission starts in 3Q22 |
| | | ◦ Additional equity stakes in partners coming from our Customer Platform strategy (not quantified) | | |

1) May be updated after closing 2) Value Creation is net of costs to achieve

**2a MIGRATED CLIENTS TO PRODUCE DOUBLE-DIGIT GROWTH** AS CONTRIBUTION MARGIN HIKES TO THE 70'S

# The transaction will bring immediate Revenue and EBITDA growth...

Net Revenue
**~R$ 1.8 bln**
**(8M22)**

EBITDA
**~R$ 1.1 bln**
**(8M22)**



... and relevant increase in margins, especially after TSA and other integration costs are fully absorbed

**Margin contribution for migrated clients**



Margin
Contribution (bps)
70%
60%
50%
40%
30%
20%
10%
0%
500
400
300
200
100
-
2022E
2023E
2024E
TSA Impact on EBITDA Contribution
EBITDA Margin Contribuition
EBITDA Margin

# 2a CHANGING SECULAR CHURN DYNAMICS, WHILE IMPROVING COMPETITIVE ENVIRONMENT

**New market structure** arising from the transaction is expected to allow **our churn levels to start trending towards international standards…**



5,0%
4,0%
3,0%
2,0%
1,0%
0,0%
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
TIM Brasil
Brazil
Asia-Pac
EMEA
N.America

Source: Bank of America – Wireless Matrix and internal numbers.

**Our churn rate will improve** as washing machine effect reduces and customer experience enhances.

…which coupled with several other positive effects **should improve overall market dynamics.**

**GSMA study[1] shows:**

- A 4-to-3 mobile merger intensified competition in quality-related aspects;
- A 3-player market delivered more widely available and faster 4G services than those experienced in four-player markets;
- A merger between the two smallest operators allowed them to significantly outperform other operators with a similar position in the market.

1) GSMA Study – Assessing the impact of mobile consolidation on innovation and quality.

# 2b TAKING EFFICIENCY TO A HIGHER-LEVEL WITH ACQUIRED INFRASTRUCTURE

## Acquired spectrum and network will reduce future CAPEX needs and boost cash flow generation.

After integration, capex on revenues should improve between 2p.p and 3p.p

TIM ex-Oi vs TIM+Oi: Organic Capex on Revenues



TIM ex-Oi
TIM+ Oi
2022E
2023E
2024E

Organic Capex on Revenues

In the upcoming years, Capex on Revenues should reach mid-teens



<20%
Mid-teens
2021A
2022E
2023E
2024E
2025E
2026E
2027E
2028E
2029E
2030E

**Significant site optimization opportunities will translate into relevant future OPEX/leasing reduction.**

**+7.2k Sites received**

**~40%** New location

**~60%** Subject to optimization

**Lease contracts**

**+R$ 4.1 bln** in IFRS 16 debt

**Current Site Deactivation Plan**
\# of sites



7.2k
-60%
~2.8k
2022
2023
2024
2025
2026
2027
2028
2029
2030

# 2c *THE TRANSACTION MAY BRING ADDITIONAL VALUE CREATION,* *CURRENTLY NOT INCLUDED IN TIM'S 3-YEAR STRATEGIC PLAN*

## Accelerated Deactivation Plan

TIM is developing a strategy to accelerate the site optimization plan, reaching "end-game" by the end of 2024.

**Accelerated Site Deactivation Plan**
#sites



-60%
7.2k
~2.8k
2022
2023
2024
2025
2026
2027
2028
2029
2030

The execution of the plan is NPV accretive, but may generate higher short-term cash-out due to early termination penalties of tower contracts.

## Goodwill

Amortization of eligible acquisition goodwill will start after the acquired SPE is merged into TIM S.A. (at the end of the transition period).

**Amortization Profile** (preliminary estimates)
R$ (mln)



2023
2024
2025
2026
2027
2028
2029
2030+

2023-24 nominal tax savings of ~R$ 350 mln (preliminary estimates)

Tax savings expected to last until 2042

NPV of value creation on tax savings of ~R$ 0.7 bln (preliminary estimates)

## Customer Platform

**+32%**
**Customer base addition**

**TIM's Customer Platform initiatives**

**Additional equity stakes in Partners**

# 3 TIM WILL MAINTAIN A HEALTHY LEVERAGE POSITION AFTER CLOSING, **AND RAPIDLY DELEVERAGES AFTERWARDS**

## Main Cash Events for 2022



9.8
-7.3
-2.4
-0.8
Cash EOP 2021A
Oi Payments
Spectrum Auction Payments
Fistel Payment
Other Op. Cash Flow
Cash EOP 2022E
Includes adjusted price, TSA and target-based payment
Includes EAF, EACE contributions and License payment
R$ 0.8 bln 2022 Fee (R$ 0.5 bln TFF)

## Leverage Evolution (Net Debt/EBITDA)



~2.0x
~1.6x
~0.6x
~0.3x
2021A
2022E
2023E
2024E
Leverage
Leverage AL[1]

**Leasing Impact**

**Sites post closing immediate impact:**

- Additional IFRS16 financial debt,~ R$ 4.1 bln
- Additional obligation of ~ R$ 0.6 mln linked to towers (8M22)

**Post-optimization outlook:**
~60% reduction in leasing obligations and related IFRS 16 financial debt

1) AL = After Lease, which excludes effects of leasing from net debt.

# 4 CLIENT'S JOURNEY DURING THE TRANSITION:
## CARING AND VALUING THE ACQUIRED CUSTOMER BASE

CLOSING — 3 months — 9 months — +9 months

### "ROAMING LIKE"

TIM's mobile network will be opened to Oi's clients, 1 month after the closing.

### "CLIENT MIGRATION"

Customer service and back-office migration:

.

### MORE FOR MORE

Improving customer experience

**Benefit to client:** enhance 4G coverage from 60% to 97%. In day one, migrated customers will already notice an improvement in network quality

**Offering better coverage and network quality in high GDP areas**

CASE STUDY: Indoor Coverage 4G - Oi vs. TIM



# 4 CLIENT'S JOURNEY DURING THE TRANSITION:
CARING AND VALUING THE ACQUIRED CUSTOMER BASE

CLOSING

3 months

9 months

+9 months

**"ROAMING LIKE"**
TIM's mobile network will be opened to Oi's clients, 1 month after the closing

**"CLIENT MIGRATION"**
Customer service and back-office migration:

**MORE FOR MORE**
Improving customer experience

1. **Clients will receive a notice 30 days before their migration window. Web-portal will be available with all the details of the migration and post-migration;**
2. **Clients Migration between Oi and TIM's Systems in Waves (weekly and monthly);**
3. **Brand Awareness: reinforcing TIM's strenght;**
4. **Full system migration expected to be completed in 12 months.**


MELHOR EXPERIÊNCIA
VÍDEO E VIDEOCHAMADA

**+ DIGITAL BEST VIDEO AND VIDEO CONFERENCE EXPERIENCE**

**Benefit to client:** service quality improve further with the incorporation of Oi's spectrum under TIM's network. Migrated and existing clients will benefit from capacity increase.

# 4 CLIENT'S JOURNEY DURING THE TRANSITION:
CARING AND VALUING THE ACQUIRED CUSTOMER BASE

CLOSING

3 months

**"ROAMING LIKE"**
TIM's mobile network will be opened to Oi's clients, 1 month after the closing

9 months

**"CLIENT MIGRATION"**
Customer service and back-office migration

+9 months

**MORE FOR MORE**
Improving customer experience

+ Music: deezer, Apple Music

+ Entertainment: Netflix, HBO max, YouTube Premium

+ Services: C6 BANK, ampli

Arriving clients' ARPU ~R$14.6 (Feb/22), immediately TIM's mobile ARPU will be diluted. But **the commercial synergy and client monetization opportunities are expected to quickly revert the situation.**

# 5 *REGULATORY AND ANTITRUST CONDITIONS DEFINE* ***EXPECTED AND BALANCED SOLUTIONS***

**Main Conditions**

**WHOSALE RELATIONS**

**Roaming and MVNO new Reference Offers for small/regional operators**
- Timely complied with before closing ✓ and subject to regulatory evaluation

**Industrial Exploitation**
- Availability to network sharing with small/regional operators [up to 20/10]

**CUSTOMER RELATIONS**

**Timely and transparent communication to the customers**
- Communication Plan submitted to ANATEL ✓

**Migration**
- Waiver on “loyalty” clauses + Data Protection guarantees

**INFRASTRUCTURE**

**Offer of 50% of the acquired Radio Base Stations**
- Consistent with the network access optimization plan [up to 20/10, but we will implement it well earlier]

**Spectrum Lease**
- 900 MHz + RF that is not planned to be used [to be submitted up to 20/12 and 20/10, respectively]

**GOVERNANCE**

**Supervisory Entity (Trustee)**
- Indication of former CADE and ANATEL Presidents ✓ and subject to CADE approval

**Regulatory monitoring**
- ANATEL continuous activities about conditions fulfillment

# With everything we've seen so far…

**1** Significant value creation from the deal

**2** Improving churn levels and reshaping market dynamics

**3** Leadership in network coverage and spectrum capacity in Brazil

**4** Taking efficiency to a higher level

**5** Transforming customer experience for our clients

…WE WILL MAINTAINING A **STRONG FINANCIAL POSITION** WITH A HEALTHY LEVERAGE LEVEL, WHICH LEAVES US ROOM FOR A **NEW APPROACH TO SHAREHOLDER REMUNERATION**



*...We are paving the way to become:*

# "THE NEXT GENERATION TELCO"

Find out more on **May 4th** in the **TIM Brasil Day 2022.**
We count on your presence!